Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 94-I dated August 17, 2007	Term Sheet No. 1 to Product Supplement No. 94-I Registration Statement No. 333-130051 Dated August 17, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co.
$
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P GSCITM Agriculture Index Excess Return, the S&P GSCITM Energy Index Excess Return, the S&P GSCITM Industrial Metals Index Excess Return, the S&P GSCITM Livestock Index Excess Return and the S&P GSCITM Precious Metals Index Excess Return due August 19, 2010

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 19, 2010*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek exposure to any appreciation of a diversified basket of commodity indices composed of the S&P GSCITM Agriculture Index Excess Return, the S&P GSCITM Energy Index Excess Return, the S&P GSCITM Industrial Metals Index Excess Return, the S&P GSCITM Livestock Index Excess Return and the S&P GSCITM Precious Metals Index Excess Return over the term of the notes. Investors should be willing to forgo dividend payments while seeking full principal protection at maturity.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about August 17, 2007 and are expected to settle on or about August 22, 2007.

Key Terms

Basket:

The notes are linked to a weighted Basket consisting of the S&P GSCITM Agriculture Index Excess Return (“S&P GSCITM Agriculture,” Bloomberg symbol “SPGCAGP”), S&P GSCITM Energy Index Excess Return (“S&P GSCITM Energy,” Bloomberg symbol “SPGCENP”), S&P GSCITM Industrial Metals Index Excess Return (“S&P GSCITM Industrial Metals,” Bloomberg symbol “SPGCINP”), the S&P GSCITM Livestock Index Excess Return (“S&P GSCITM Livestock,” Bloomberg symbol “SPGCLVP”) and the S&P GSCITM Precious Metals Index Excess Return (“S&P GSCITM Precious Metals,” Bloomberg symbol “SPGCPMP”) (each a “Basket Index,” and together, the “Basket Indices”).

Index Weightings:

The Agriculture Weighting is 25%,the Energy Weighting is 35%, the Industrial Metals Weighting is 20%, the Livestock Weighting is 10% and the Precious Metals Weighting is 10% (each an “Index Weighting,” and collectively, the “Index Weightings”).

Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	At least 120%. The actual Participation Rate will be determined on the pricing date and will not be less than 120%.
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on August 16, 2007, which is the day prior to the expected pricing date.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows:
100 x [1 + (Agriculture Return * 25%) + (Energy Return * 35%) + (Industrial Metals * 20%) + (Livestock Return * 10%) + (Precious Metals * 10%)]

The returns set forth in the formula above reflect the performance of each Basket Index from the relevant closing level on August 16, 2007 to the relevant closing level on the Observation Date. For more information on the calculation of the returns for the Basket Indices, see “Selected Purchase Considerations — Index Returns” in this term sheet.

Observation Date:	August 16, 2010*
Maturity Date:	August 19, 2010*
CUSIP:	48123J3H0
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 94-I.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 94-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 94-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $10.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $10.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI exceed $12.50 per $1,000 principal amount note. See “Underwriting” beginning on page PS-42 of the accompanying product supplement no. 94-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

August 17, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 94-I dated August 17, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 94-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 94-I dated August 17, 2007:
  http://sec.gov/Archives/edgar/data/19617/000089109207003601/e28267_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate†, provided that this payment (the Additional Amount) will not be less than zero.
  † The Participation Rate will be determined on the pricing date and will not be less than 120%.
  DIVERSIFICATION OF THE BASKET INDICES — The return on the notes is linked to a weighted basket consisting of five commodity indices. Each of the Basket Indices is a sub-index of the S&P GSCITM, a composite index of commodity sector returns, calculated, maintained and published daily by Standard & Poor’s, a division of The McGraw-Hill Companies (“S&P”). The S&P GSCITM is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (i.e., physical commodities) in the world economy. The S&P GSCITM represents the return of a portfolio of the futures contracts for the underlying commodities. The S&P GSCITM Agriculture Index Excess Return represents the agricultural commodity components of the S&P GSCITM, including Wheat (Chicago Wheat), Red Wheat (Kansas Wheat), Corn, Soybeans, Cotton, Sugar, Coffee and Cocoa. The S&P GSCITM Energy Index Excess Return represents the energy commodity components of the S&P GSCITM, including WTI Crude Oil, Brent Crude Oil, RBOB Gasoline, Heating Oil, Gasoil and Natural Gas. The S&P GSCITM Industrial Metals Index Excess Return represents the industrial metals commodity components of the S&P GSCITM, including High Grade Primary Aluminum, Copper, Standard Lead, Primary Nickel and Special High Grade Zinc. The S&P GSCITM Livestock Index Excess Return represents the livestock commodity components of the S&P GSCITM, including live cattle, feeder cattle and lean hogs, which are “non-storable” commodities. The S&P GSCITM Precious Metals Index Excess Return represents the precious metals commodity components of the S&P GSCITM, including Gold and Silver. For additional information about each Basket Index, see the information set forth under “The Basket Indices” in the accompanying product supplement no. 94-I.
  INDEX RETURNS — Each of the Agriculture Return, Energy Return, Industrial Metals Return, Livestock Return and Precious Metals Return reflect the performance of the relevant Basket Index, expressed as a percentage, from the closing level of the relevant Basket Index on August 16, 2007, which is the day prior to the expected pricing date, to the closing level of such Basket Index on the Observation Date. The closing level of the S&P GSCITM Agriculture Index Excess Return on August 16, 2007 was 64.81304. The closing level of the S&P GSCITM Energy Index Excess Return on August 16, 2007 was 402.8899. The closing level of the S&P GSCITM Industrial Metals Index Excess Return on August 16, 2007 was 288.5211. The closing level of the S&P GSCITM Livestock Index Excess Return on August 16, 2007 was 368.9132. The closing level of the S&P GSCITM Precious Metals Index Excess Return on August 16, 2007 was 103.2528.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 94-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P GSCITM Agriculture Index Excess Return, the S&P GSCITM Energy Index Excess Return, the S&P GSCITM Industrial Metals Index Excess Return, the S&P GSCITM Livestock Index Excess Return and the S&P GSCITM Precious Metals Index Excess Return
TS-1
  while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers’ basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had priced on August 16, 2007 and we had determined the comparable yield on that date, it would have been an annual rate of 5.36%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.36%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, any of the Basket Indices or any of the futures contracts underlying the Basket Indices for which there is an active secondary market. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 94-I dated August 17, 2007.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices individually, the commodities related to the Basket Indices or the commodities futures contracts underlying the Basket Indices. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the life of the notes but falls below the Starting Basket Level on the Observation Date.
  INVESTMENTS RELATED TO THE VALUE OF THE BASKET INDICES MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The value of each Basket Index is subject to variables that may be less significant to the values of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities or commodities futures contracts. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities and may cause the levels of the Basket Indices to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates.
  YOU WILL NOT HAVE RIGHTS IN THE EXCHANGE-TRADED FUTURES CONTRACTS ON THE COMMODITIES UNDERLYING THE BASKET INDICES — As an owner of the notes, you will not have rights that holders of exchange-traded futures contracts on the commodities underlying the Basket Indices may have.
  OWNING THE NOTES IS NOT THE SAME AS OWNING THE COMMODITIES UPON WHICH THE FUTURES CONTRACTS THAT COMPOSE THE BASKET INDICES ARE BASED, OR CERTAIN OTHER COMMODITY-RELATED CONTRACTS DIRECTLY — The return on your notes will not reflect the return you would realize if you actually purchased the commodities upon which the futures contracts that compose the Basket Indices are based, or exchange-traded or over-the-counter instruments based on any of the Basket Indices. You will not have any rights that holders of such assets or instruments have.
  HIGHER FUTURE PRICES OF COMMODITIES INCLUDED IN THE BASKET INDICES RELATIVE TO THEIR CURRENT PRICES MAY LEAD TO A DECREASE IN THE PAYMENT AT MATURITY OF THE NOTES — As the contracts that underlie the Basket Indices come to expiration, they are replaced by contracts that have a later expiration. For example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This is accomplished by selling the October contract and purchasing the November contract. This process is referred to as “rolling.” Excluding other considerations, if the market for these contracts is in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” While many of the contracts included in the Basket Indices have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, some of the commodities reflected in the Basket Indices have historically exhibited “contango” markets rather than backwardation. Contango markets are those in which prices are higher in more distant delivery months than in nearer delivery months. Commodities may also fluctuate between backwardation and contango markets. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the Basket and, accordingly, the payment at maturity of the Notes.

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P GSCITM Agriculture Index Excess Return, the S&P GSCITM Energy Index Excess Return, the S&P GSCITM Industrial Metals Index Excess Return, the S&P GSCITM Livestock Index Excess Return and the S&P GSCITM Precious Metals Index Excess Return
TS-2
  THE WEIGHTING OF EACH BASKET INDEX COMPRISING THE BASKET AS A WHOLE DIFFERS FROM THE WEIGHT OF SUCH COMMODITIES IN THE S&P GSCITM — The S&P GSCITM is a world production-weighted index that is designed to measure the performance, over time, of the markets for non-financial, physical commodities satisfying specified criteria. The commodities included in the S&P GSCITM are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with its Advisory Panel) of such commodities to the world economy. This feature of the S&P GSCITM facilitates the use of the S&P GSCITM as a benchmark for changes in certain economic factors such as inflation. In contrast, the Basket is calculated using a custom static weighting designated for each of the Basket Indices. As a result, the Basket is not based on the relative world production levels of each of the commodities represented in the S&P GSCITM and may not serve as a benchmark for changes in inflation or other economic factors. In particular, because of the significance of energy commodities such as oil and gasoline to the world economy, investors should be aware that changes in world production levels and/or prices of energy commodities will not affect the custom weighting of the S&P GSCITM Energy Index Excess Return in the Basket in the same way as such changes would effect the weighting of the S&P GSCITM Energy Index Excess Return in the S&P GSCITM, or the weighting of the individual commodities futures contracts underlying the S&P GSCITM Energy Index Excess Return. Therefore, any such changes in world production levels and/or prices of energy commodities may not be reflected in the Basket Closing Level and your return on the Notes to the same extent as they will be reflected in the performance of the S&P GSCITM and the individual commodities futures contracts.
  CHANGES IN THE COMPOSITION AND VALUATION OF THE S&P GSCITM MAY ADVERSELY AFFECT THE PAYMENT AT MATURITY AND/OR THE MARKET VALUE OF THE NOTES — The composition of the S&P GSCITM and its sub-indices (including the Basket Indices) may change over time, as additional futures contracts satisfy the eligibility criteria or futures contracts currently included in the S&P GSCITM fail to satisfy such criteria. The weighting factors applied to each commodity included in the Basket Indices change annually, based on changes in commodity production statistics. In addition, S&P, in consultation with its Advisory Panel, may modify the methodology for determining the composition and weighting of the Basket Indices and for calculating their value in order to assure that the Basket Indices represent a measure of the performance over time of the markets for the underlying commodities. A number of modifications to the methodology for determining the contracts to be included in the Basket Indices, and for valuing Basket Indices, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the payment at maturity and/or the market value of the Notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the volatility, frequency and magnitude of changes in the value of the Basket Indices;
    supply and demand for the notes, including inventory positions of JPMSI or any other market maker;
    the market price of the physical commodities upon which the futures contracts that compose the Basket Indices are based or the exchange-traded futures contracts on such commodities;
    a variety of economic, financial, political and regulatory, geographical, meteorological or judicial events;
    interest and yield rates in the market generally;
    the time remaining to the maturity of the notes; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P GSCITM Agriculture Index Excess Return, the S&P GSCITM Energy Index Excess Return, the S&P GSCITM Industrial Metals Index Excess Return, the S&P GSCITM Livestock Index Excess Return and the S&P GSCITM Precious Metals Index Excess Return
TS-3

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and assumes a Participation Rate of 120%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (120%)	Additional Amount		Principal		Payment at Maturity

180	80%	96%	$960	+	$1,000	=	$1,960
170	70%	84%	$840	+	$1,000	=	$1,840
160	60%	72%	$720	+	$1,000	=	$1,720
150	50%	60%	$600	+	$1,000	=	$1,600
140	40%	48%	$480	+	$1,000	=	$1,480
130	30%	36%	$360	+	$1,000	=	$1,360
120	20%	24%	$240	+	$1,000	=	$1,240
110	10%	12%	$120	+	$1,000	=	$1,120
105	5%	6%	$60	+	$1,000	=	$1,060
100	0%	0%	$0	+	$1,000	=	$1,000
90	-10%	0%	$0	+	$1,000	=	$1,000
80	-20%	0%	$0	+	$1,000	=	$1,000
70	-30%	0%	$0	+	$1,000	=	$1,000
60	-40%	0%	$0	+	$1,000	=	$1,000
50	-50%	0%	$0	+	$1,000	=	$1,000
40	-60%	0%	$0	+	$1,000	=	$1,000
30	-70%	0%	$0	+	$1,000	=	$1,000
20	-80%	0%	$0	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $240 and the final payment at maturity is equal to $1,240 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(120-100)/100] x 120%) = $1,240

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60. Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110. Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $120 and the final payment at maturity is equal to $1,120 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(110-100)/100] x 120%) = $1,120

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P GSCITM Agriculture Index Excess Return, the S&P GSCITM Energy Index Excess Return, the S&P GSCITM Industrial Metals Index Excess Return, the S&P GSCITM Livestock Index Excess Return and the S&P GSCITM Precious Metals Index Excess Return
TS-4

Historical Information

The following graphs show the historical weekly performance of the S&P GSCITM Agriculture Index Excess Return, the S&P GSCITM Energy Index Excess Return, the S&P GSCITM Industrial Metals Index Excess Return, the S&P GSCITM Livestock Index Excess Return and the S&P GSCITM Precious Metals Index Excess Return as well as the Basket as a whole, from January 4, 2002 through August 10, 2007. The graph of the historical Basket performance assumes the Basket level on January 4, 2002 was 100 and the Index Weightings specified on the cover of this term sheet on that date. The closing level of the S&P GSCITM Agriculture Index Excess Return on August 16, 2007 was 64.81304. The closing level of the S&P GSCITM Energy Index Excess Return on August 16, 2007 was 402.8899. The closing level of the S&P GSCITM Industrial Metals Index Excess Return on August 16, 2007 was 288.5211. The closing level of the S&P GSCITM Livestock Index Excess Return on August 16, 2007 was 368.9132. The closing level of the S&P GSCITM Precious Metals Index Excess Return on August 16, 2007 was 103.2528. The historical levels of each Basket Index and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of more than the principal amount of your notes.

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Weighted Basket Consisting of the S&P GSCITM Agriculture Index Excess Return, the S&P GSCITM Energy Index Excess Return, the S&P GSCITM Industrial Metals Index Excess Return, the S&P GSCITM Livestock Index Excess Return and the S&P GSCITM Precious Metals Index Excess Return
TS-5